Exhibit 2.s.7

Financial Statements for

SOG Specialty Knives and Tools, LLC

December 31, 2014 and 2013

(unaudited)

CONTENTS

PAGE
FINANCIAL STATEMENTS
Balance sheets	1
Statements of income	2
Statements of member’s equity	3
Statements of cash flows	4
Notes to financial statements	5–14

SOG SPECIALTY KNIVES AND TOOLS, LLC

BALANCE SHEETS

(unaudited)

	December 31,
	2014	2013
ASSETS
CURRENT ASSETS
Cash	$75,446	$158,490
Trade accounts receivable, net of allowance of $68,693 and $71,637, respectively	3,919,450	4,159,332
Inventories, net	8,686,077	9,625,225
Prepaid expenses and other current assets	757,722	562,817

Total current assets	13,438,695	14,505,864
PROPERTY AND EQUIPMENT, net	950,958	760,258
OTHER ASSETS
Deferred financing costs, net	207,435	336,523
Intangible assets, net	14,561,521	15,815,560
Goodwill	10,984,431	10,984,431
Other assets	61,375	78,534

	25,814,762	27,215,048

	$40,204,415	$42,481,170

LIABILITIES AND MEMBER’S EQUITY
CURRENT LIABILITIES
Line of credit	$3,693,222	$4,474,106
Checks in excess of cash	236,817	—
Trade accounts payable	1,107,395	2,088,060
Accrued expenses	1,379,935	2,344,983

Current portion of capital lease obligation	13,694	14,939
Total current liabilities	6,431,063	8,922,088
LONG-TERM LIABILITIES
Notes payable to related party	18,399,000	18,399,000
Capital lease obligations, net of current portion	—	13,694

MEMBER’S EQUITY	15,374,352	15,146,388

	$40,204,415	$42,481,170

See accompanying notes.

SOG SPECIALTY KNIVES AND TOOLS, LLC

STATEMENTS OF INCOME

(unaudited)

	Years Ended December 31,
	2014	2013
NET SALES	$39,638,830	$36,946,378
COST OF GOODS SOLD	23,849,031	21,693,911

Gross profit	15,789,799	15,252,467

OPERATING EXPENSES
Selling and marketing	5,769,606	5,371,886
General and administrative	6,386,565	6,191,690

Total operating expenses	12,156,171	11,563,576

INCOME FROM OPERATIONS	3,633,628	3,688,891
OTHER EXPENSE
Interest expense	3,498,921	3,456,252

NET INCOME	$134,707	$232,639

See accompanying notes.

SOG SPECIALTY KNIVES AND TOOLS, LLC

STATEMENTS OF MEMBER’S EQUITY

(unaudited)

BALANCE, December 31, 2012	$14,763,267
Vesting of profit interest grants	250,482
Repurchase of member units	(100,000)
Net income	232,639

BALANCE, December 31, 2013	15,146,388
Vesting of profit interest grants	140,640
Distributions	(47,383)
Net income	134,707

BALANCE, December 31, 2014	$15,374,352

See accompanying notes.

SOG SPECIALTY KNIVES AND TOOLS, LLC

STATEMENTS OF CASH FLOWS

(unaudited)

	Years Ended December 31,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$134,707	$232,639
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	1,636,190	1,573,246
Profit interest compensation expense	140,640	250,482
Amortization of deferred financing costs	129,088	128,171
Changes in current assets and liabilities
Trade accounts receivable	239,882	(194,362)
Inventories	939,148	(2,632,560)
Prepaid expenses and other assets	(177,746)	(79,762)
Trade accounts payable	(980,665)	1,237,169
Accrued expenses	(965,048)	1,225,792

Net cash from operating activities	1,096,196	1,740,815

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(572,851)	(364,679)

CASH FLOWS FROM FINANCING ACTIVITIES
Net payments on line of credit	(780,884)	(1,130,029)
Checks in excess of cash	236,817	—
Capital lease payments	(14,939)	(14,573)
Repurchase of member units	—	(100,000)
Distribution to members	(47,383)	—

Net cash from financing activities	(606,389)	(1,244,602)

NET INCREASE (DECREASE) IN CASH	(83,044)	131,534
CASH, beginning of year	158,490	26,956

CASH, end of year	$75,446	$158,490

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$3,872,419	$2,817,527

See accompanying notes.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Note 1 - Organization and Summary of Significant Accounting Policies

Organization - SOG Specialty Knives and Tools, LLC (the Company) is a Delaware limited liability company and is a wholly owned subsidiary of SOG Specialty K&T Holdings, LLC (Holdings). The Company is in the business of designing, manufacturing, packaging, and distributing knives and specialty tools through a worldwide dealer network.

Basis of accounting - The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates - Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses in the reporting period. Actual amounts could differ from those estimates. Significant estimates include bad debt and return allowances, lives for tangible and definite-lived intangible assets, inventory valuations and reserves, and earnout contingencies.

Trade accounts receivable - Sales are made to approved customers on an open-account basis. Receivables are generally unsecured. The Company monitors credit limits and payment habits of its customers to mitigate risk of loss from uncollectible accounts.

Trade accounts receivable are stated at the original invoice amount. Management maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to pay through a charge to earnings and a credit to the allowance based on their assessment of the current status of individual accounts and the overall aging of the receivables. Trade accounts receivable are written off when deemed uncollectible and recoveries of trade accounts receivable previously written off are recorded as a reduction of bad debt expense when received. The Company has established credit policies and historically the losses related to customer nonpayment have been low as a percentage of sales.

The Company entered into a receivables factoring agreement with a bank (purchaser) whereby all of a major customer’s receivables are submitted and sold to the purchaser upon product shipment. The receivables are sold without recourse at a discount reflecting LIBOR (LIBOR term varies depending on underlying receivable discount term) plus a spread (1.25%). At December 31, 2014, the one-month LIBOR was .1635%. The purchaser receives all cash collections. The spreads are evaluated periodically by the purchaser. The factoring arrangement typically accelerates collection of accounts receivable by 50 to 55 days from the customer’s payment due date according to the terms of sale. Total discounts were not significant for the years ended December 31, 2014 and 2013. The discounts are included in net sales on the statements of income.

Concentration of business and credit risk - The Company is subject to concentrations of credit risk through its cash and trade accounts receivable. Credit risk, with respect to trade accounts receivable, is minimized due to the diversification of the Company’s customer base and its geographical dispersion. The concentration of credit risk is equal to the outstanding trade accounts receivable balances, and such risk is subject to the financial and industry conditions of the Company’s customers. The Company does not require collateral or other securities to support trade accounts receivable. At times, cash balances in banks may be in excess of federally insured limits. The Company has not experienced any losses in its cash accounts.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

For the year ended December 31, 2014, revenue from two customers totaled 36% of revenue. For the year ended December 31, 2013, revenue from two customers totaled 31% of revenue. Accounts receivable for one customer at December 31, 2014 and 2013, was approximately 28% and 40%, respectively.

The Company purchases a significant quantity of product materials from suppliers outside the United States at prices that are determined by contract. All the purchases are denominated in U.S. dollars with the exception of one vendor for which the purchases are denominated in yen. Total purchases from this vendor were $1,304,000 and $839,000 for the years ended December 31, 2014 and 2013, respectively. Fluctuation of foreign currency exchange rates exposes the Company to changes in inventory costs and gross margins. For the years ended December 31, 2014 and 2013, purchases from three suppliers with facilities located in Asia totaled 37% and 32%, respectively, of inventory purchases. Management believes that other suppliers could provide the necessary products; however, such a change could result in manufacturing delays.

Inventories - Inventories are valued at the lower of cost or market, determined by the first-in, first-out method. The Company regularly analyzes its inventory for obsolescence and lower of cost or market adjustments. Inventory reserves are recorded for excess quantities, obsolescence, and adjustments to present inventory at the lower of cost or market. Reserves totaled $75,000 and $50,000 as of December 31, 2014 and 2013, respectively, and result in the inventory being recorded at its adjusted cost basis.

Property and equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets. The estimated useful lives of machinery, equipment, furniture, and fixtures are five years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining term of the lease. Expenditures that materially increase the lives of assets are capitalized. The cost and related accumulated depreciation or amortization of property sold or retired are removed from the accounts and resulting gains or losses are included in operations. Minor repairs and maintenance are charged to expense as incurred.

Deferred financing costs - The deferred financing costs were incurred in the process of executing the related party notes payable (Note 7). The financing costs are amortized to interest expense over the five-year term of the notes using the effective interest method. Amortization expense was $129,088 and $128,171 for the years ended December 31, 2014 and 2013, respectively.

Intangible assets - The Company’s intangible assets consist of trade names, developed technology, customer relationships, and a noncompete agreement. Amounts are subject to amortization on the straight-line basis over their estimated useful lives. Management assesses the carrying value of intangible assets for potential impairment when an event occurs or circumstances change to suggest the carrying value of the assets may be greater than their fair value. Significant costs to renew or extend the term of certain intangible assets, primarily trademarks, will be capitalized and recognized over the renewal term. Management has determined there is no impairment at December 31, 2014 and 2013.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Goodwill - Goodwill represents the excess of the cost of the Company over the fair value of the net assets at the date of acquisition. The Company assesses qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company evaluated qualitative factors in performing its annual goodwill impairment test for 2014 and 2013 and concluded that goodwill was not impaired. Significant events and circumstances taken into consideration in arriving at this conclusion include the level of revenues and profitability since the Company was acquired.

Valuation of long-lived assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from use of the assets and their ultimate disposition. In circumstances where impairment is determined to exist, the Company will write down the assets to their estimated fair value based on either the present value of estimated expected future cash flows or the anticipated realizable market value.

Member’s equity - Holdings is the sole member of the Company. Managers appointed by Holdings manage the business and affairs of the Company. No member or manager shall be liable for the debts, obligations, or liabilities of the Company, solely by reason of being a member or acting as a manager. Holdings will receive all profits and losses, receive all distributions, and have all the voting rights of the Company. During 2014, the Company distributed $47,383 to Holdings. No distributions were made in 2013.

Income taxes - The Company is a limited liability company (LLC) (taxable as a partnership for U.S. tax purposes). Accordingly, taxable income or loss generated by its activities is reported on the tax returns of its members. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2011.

Revenue recognition - Revenue from the sale of the Company’s products is recognized at the time of transfer of title to the customer. Revenue is reduced by amounts relating to promotional rebates, volume rebates, cash discounts, and returns. These sales incentives and promotions totaled approximately $1,230,921 and $957,066 for the years ended December 31, 2014 and 2013, respectively. Revenue is presented net of applicable taxes.

Shipping and delivery - The Company incurs shipping and delivery costs in the delivery of products to its customers. These costs are included in cost of goods sold for the years ended December 31, 2014 and 2013.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Advertising costs - The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2014 and 2013, was $648,750 and $607,554, respectively. Additionally, the Company offers advertising rebate programs with customers whereby if a customer advertises Company-related products and provides evidence of advertising, the Company provides certain incentives to the customer in the form of credits against future orders. The Company records the value of these credits in the year the advertising occurred and recognized total expense related to these programs of $1,616,748 and $1,572,904 for the years ended December 31, 2014 and 2013, respectively.

Management agreements - The Company entered into management agreements with each of the majority members of Holdings on August 5, 2011, which require the Company to pay quarterly management fees equal to amounts ranging from $125,000 to $150,000, depending on trailing 12-month EBITDA (earnings before interest, taxes, depreciation, and amortization). The agreement has a term of seven years, with an automatic one-year extension unless notice is given by the parties. Management fees for the years ended December 31, 2014 and 2013, were $500,000.

Product warranty - The Company’s products are guaranteed against defects in workmanship and materials for the life of the original purchaser and requires the replacement or repair of the products that meet the warranty terms. The Company estimates and accrues the cost of its warranties monthly. Estimates are based on historic data and projected costs. All other warranty expenses are recognized in the period the replacement or repair occurs. The warranty costs and related warranty accrual as of and for the years ended December 31, 2014 and 2013, were not significant.

Subsequent events - Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the financial statements are available to be issued.

Note 2 - Inventories

Inventories consist of the following at December 31:

	2014	2013
Raw materials	$1,582,399	$2,114,788
Finished goods	6,896,822	6,548,141
Inventories in transit	281,856	1,012,296
Inventory reserves	(75,000)	(50,000)

Total inventories	$8,686,077	$9,625,225

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Note 3 - Property and Equipment

Property and equipment consist of the following at December 31:

	2014	2013
Machinery and tooling	$1,448,677	$966,224
Computer equipment and software	334,347	298,055
Office equipment and other	214,813	160,706
Transportation equipment	8,237	8,238

	2,006,074	1,433,223
Less accumulated depreciation and amortization	(1,055,116)	(672,965)

Property and equipment, net	$950,958	$760,258

Depreciation and amortization expense on property and equipment for the years ended December 31, 2014 and 2013, was $382,151 and $319,207, respectively.

Note 4 - Intangible Assets

Customer relationships - Customer relationships represent the estimated fair value of customer relationships obtained in business combinations. The excess earnings method is considered by management to represent the fair value of customer relationships. The excess earnings look at projected discounted cash flows of the customer relationships, considering estimated attrition rates. Customer relationships are being amortized over 25 years.

Developed technology - Developed technology represents the estimated fair value of internally developed technology and designs incorporated in the products obtained in business combinations. The relief from royalty income method is considered by management to represent the fair value of the developed technology as it looks at the income streams that would result if the technology was licensed from a third party. Developed technology is being amortized over 10 years.

Trade name - Trade name represents the estimated fair value of exclusive rights to specified registered trademarks, trade names, and domain names obtained in business combinations. The relief from royalty income method and market information is considered by management to represent the fair value of these trademarks. Trade name is being amortized over 15 years.

Noncompete agreement - Noncompete agreement represents the estimated fair value of the noncompete agreement entered into during a business combination. The estimated discounted cash flows of potential lost revenues in the absence of the noncompete agreement were considered by management to represent the fair value of the agreement. The noncompete agreement is being amortized over 3.5 years.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Note 4 - Intangible Assets (continued)

Definite-lived intangibles consist of the following at December 31, 2014 and 2013:

	Weighted
	Average		Accumulated
	(Years)	Cost	Amortization	Net Cost
December 31, 2014
Customer relationships	25.0	$6,809,722	$(926,879)	$5,882,843
Developed technology	10.0	5,358,482	(1,823,372)	3,535,110
Trade name	15.0	6,652,469	(1,509,125)	5,143,344
Noncompete agreement	3.5	8,064	(7,840)	224

		$18,828,737	$(4,267,216)	$14,561,521
December 31, 2013
Customer relationships	25.0	$6,809,722	$(654,490)	$6,155,232
Developed technology	10.0	5,358,482	(1,287,524)	4,070,958
Trade name	15.0	6,652,469	(1,065,627)	5,586,842
Noncompete agreement	3.5	8,064	(5,536)	2,528

		$18,828,737	$(3,013,177)	$15,815,560

Amortization expense totaled $1,254,039 for both years ended December 31, 2014 and 2013.

Future amortization of definite-lived intangibles is expected to be recognized over a weighted-average period of 12 years and is as follows for future years ending December 31 and thereafter:

2015	$1,251,959
2016	1,251,735
2017	1,251,735
2018	1,251,735
2019	1,251,735
Thereafter	8,302,622

$14,561,521

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Note 5 - Bank Line of Credit

At December 31, 2014, the Company had up to $10,000,000 available in a revolving credit line with a commercial bank. This is an increase of $2,500,000 in the available revolving credit line at December 31, 2013, of $7,500,000. The principal balance outstanding on the line of credit is limited to certain borrowing base requirements. The line of credit is subject to renewal on July 2, 2017. The terms of the credit agreement require interest to accrue at the Alternate Base Rate (3.25% at December 31, 2014 and 2013) plus 1% or the Eurodollar Rate (.1635% and .1672% at December 31, 2014 and 2013, respectively) plus 3%, and it is paid monthly. The Company elects the interest rate option at the time the advance is requested. The Alternate Base Rate is the higher of 1) the bank’s base commercial lending rate, 2) the Federal Funds Open Rate plus one-half of 1%, or 3) the daily LIBOR rate plus 1%. The Eurodollar Rate is based on the one-month LIBOR rate. The line of credit is collateralized by essentially all assets of the Company. The loan is guaranteed by Holdings, which is a co-borrower on the loan. There was $3,693,222 and $4,474,106 outstanding under the line of credit as of December 31, 2014 and 2013, respectively, of which $193,222 was under the Alternate Base Rate and $3,500,000 was under the Eurodollar Rate as of December 31, 2014. The line-of-credit agreement contains certain financial covenants related to debt coverage and EBITDA (as defined in the agreement).

Note 6 - Capital Lease Obligations

The Company has two capital lease agreements for machinery and tooling related to the manufacture of the Company’s products. Monthly payments under the capital leases total $1,427, including interest at an implicit rate of 3%. Assets under capital leases are included in property and equipment and were approximately $14,000 and $29,000, net of accumulated amortization, as of December 31, 2014 and 2013, respectively. These assets are amortized over their estimated useful lives.

Minimum payments under capital leases for the year ending December 31, 2015, are as follows:

Total minimum lease payments	$15,702
Less amount representing interest	2,008

Present value of capital lease payments	13,694
Less current portion	13,694

$—

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Note 7 - Notes Payable to Related Party

The Company has two note agreements with a member of Holdings totaling $18,399,000, described as follows as of December 31:

	2014	2013
Term A note agreement with member of Holdings, maturing August 4, 2016; interest payable monthly commencing September 1, 2011, at a rate equal to the one-month LIBOR plus 11.25%, provided that in no event the interest be lower than 13.25%. On each interest payment date after December 31, 2012, and prior to maturity date, in lieu of payment of the interest in part or whole, payment-in-kind may be made by adding such amount to the principal amount of the note.	$6,199,500	$6,199,500
Term B note agreement with member of Holdings, maturing August 4, 2016; interest payable monthly commencing September 1, 2011, at a rate equal to the one-month LIBOR plus 12.75%, provided that in no event the interest be lower than 14.75%. On each interest payment date after December 31, 2012, and prior to maturity date, in lieu of payment of the interest in part or whole, payment-in-kind may be made by adding such amount to the principal amount of the note.	12,199,500	12,199,500

	$18,399,000	$18,399,000

The notes in the preceding table were both issued on August 5, 2011. The principal amounts on both notes totaling $18,399,000 are due in lump-sum payments on October 3, 2017. The note agreements stipulate that if the Company prepays any portion of the notes prior to the third anniversary of the notes, the Company would be required to pay a prepayment penalty equal to a percentage of the principal repaid. The prepayment percentages are 3% prior to the first anniversary, 2% after the first anniversary but before the second anniversary, and 1% after the second anniversary but before the third anniversary. No prepayments were made in 2014 or 2013. In addition, the note agreements stipulate upon change of control or prepayment of the amounts outstanding of Term A and Term B prior to the maturity date, the Company would pay to the member an exit fee in the amount equal to 3% per annum on the greater of the 1) Term A outstanding and $4,649,625 and 2) Term B outstanding and $9,149,625. The exit fee shall survive termination of the repayment of the obligations.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Note 7 - Notes Payable to Related Party (continued)

The agreement also allows for the election to make a payment on the exit fee in advance of a change of control. In 2014, the Company made an exit fee payment of $500,000, which is included in interest expense. As of December 31, 2013, the management of the Company committed to making an exit fee payment of $500,000, which was included in interest expense and accrued liabilities at December 31, 2013, and was paid to the note’s holder subsequent to year-end. The note’s holder has applied the payment from the Company as a reduction to the exit fee due upon the change of control. After application of the $500,000 payments made in 2014 and 2013, there is approximately $884,000 of additional exit fees calculated through December 31, 2014, which would be required to be paid out if a change-of-control event occurred. Because there has been no change-of-control event and the Company has not made an election to pay out this amount, this balance is not accrued as of December 31, 2014.

The note agreements limit capital expenditures and contain certain financial covenants for which the Company must comply related to EBITDA (as defined in the agreements).

Note 8 - Commitments

Operating leases - The Company leases the main facility from a member of Holdings. The lease agreement had an initial term maturing on December 31, 2013, but was renewed by the Company for two years. This is the first of three additional consecutive period renewal options of two years each. Each renewal term will be on the same terms and conditions as the initial term, except that base rent will equal 90% of fair market rent. Base rent for the year ending December 31, 2015, is $16,101 per month plus certain costs.

The Company also leases space from an unrelated entity. The lease agreement was entered into on January 1, 2011, for one year, which automatically extends for an additional year. The lease term rolls over to the next year and expires on December 31, 2015. The lease allows for annual renewals. The monthly base rent is $9,000 for 2014 and $9,500 for 2015.

At December 31, 2014, future minimum lease payments under the leases are $333,000 for the year ended December 31, 2015.

Total rent expenses under lease agreements for the years ended December 31, 2014 and 2013, were approximately $340,500 and $371,000, respectively.

License agreements - The Company has several license agreements for which the Company is obligated to pay either a percentage of the sales price or a set price per unit sold for every product sold that incorporates the patented design identified in the license agreements. The terms of the agreements run concurrent with the term of the underlying patents. License agreement expense under these licenses for the years ended December 31, 2014 and 2013, was approximately $121,000 and $78,000, respectively.

Purchase commitments - The Company purchases supplies for its products from various vendors. As of December 31, 2014 and 2013, respectively, the Company had outstanding purchase orders totaling approximately $5,283,000 and $7,311,000 for inventory on order and expected to be received within the following year.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Note 9 - Employee Benefit Plan

The Company has a qualified 401(k) and profit sharing plan (the Plan). The Plan is for eligible full-time employees who are over the age of 21, with 90 days of service. The participant must have at least 1,000 hours of service in a Plan year. The Company may make discretionary contributions to the Plan. The Company made safe harbor contributions to the Plan in the amount of $112,664 and $-0- for the Plan years ended December 31, 2014 and 2013, respectively.

Note 10 - Executive Unit Plan

In January 2012, Holdings established an executive unit plan (the SOG Plan). The SOG Plan is for any employee, officer, director, manager, and/or consultant of the Company, pursuant to which awards of Holdings Class C units may be granted. The Class C units represent profit interests of Holdings that only have value to the holders of the units after the fair market value of the units exceeds a threshold value as defined in the LLC operating agreement. The total number of units available for awards is 2,285, of which 2,279 have been awarded as of December 31, 2014. During 2014, 570 units were granted and are outstanding. There were no units granted in 2013. The fair value of the awards was calculated based on calculating the present value of estimated distributions to the Class C unit holders based on the terms of Holdings’ LLC operating agreement and the calculation of a future exit value using a discounted cash flow method. The total grant-date fair value for the awards issued during 2014 was determined to be approximately $198,000. The equity-based compensation related to the incentive units has been recorded on the statements of income of the Company as a component of operating expenses over the vesting term of the awards. The awards generally vest over three to four years. Upon termination of service, any unvested units are cancelled. If a termination of service is for cause (as defined in the agreement), Holdings has the right to cancel all units, whether vested or not. The Company recorded compensation expense of $140,640 and $250,482 in 2014 and 2013, respectively.

The following is a summary of the units granted under the SOG Plan:

	Units	Units
	Outstanding	Vested
December 31, 2013	$2,094	$956
Granted	190
Vested		460

December 31, 2014	$2,284	$1,416

Expected compensation expense for future years ending December 31 are as follows:

2015	$149,000
2016	54,000
2017	49,000
2018	25,000

$277,000